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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ONE)*

                            IMPAX LABORATORIES, INC.
                            ------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)


                                    45256B101
                                    ---------
                                 (CUSIP Number)

                                BARRY R. EDWARDS
                             CHIEF EXECUTIVE OFFICER
                            IMPAX LABORATORIES, INC.
                              30831 HUNTWOOD AVENUE
                            HAYWARD, CALIFORNIA 94544
                                 (510) 476-2000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 15, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER.

--------------------------------------------------------------------------------

 CUSIP NO. 45256B101             SCHEDULE 13D                    Page 2 of 8
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

           Larry (Chung-Chiang) Hsu, Ph.D.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                      (a)  |_|
                                                                   (b)  |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)          SC

---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                               |_|

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
----------------------------- --------------------------------------------------
                          7    SOLE VOTING POWER

                               442,330 shares* (See Item 5)

                        ----- --------------------------------------------------
     NUMBER OF            8    SHARED VOTING POWER
       SHARES
    BENEFICIALLY               2,040,012 shares  (See Item 5)
   OWNED BY EACH
     REPORTING          ----- --------------------------------------------------
       PERSON             9    SOLE DISPOSITIVE POWER
        WITH
                               442,330 shares* (See Item 5)

                       ------ --------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               2,040,012 shares (See Item 5)

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,482,342 shares ** (See Item 5)

-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                |_|

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.3%** (See Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------
          *Includes (a) options to purchase 432,330 shares of common stock which are immediately exercisable and (b) 10,000 shares held in Larry Hsu's 401(k) Plan.
         **Includes (a) options to purchase 432,330 shares of common stock which are immediately exercisable and (b) 10,000 shares held in Larry Hsu's 401(k) Plan. Does not include 1,254,320 shares of common stock held in the Hsu Children Irrevocable Trust, as to which shares Larry Hsu does not have voting or dispositive power.

--------------------------------------------------------------------------------

 CUSIP NO. 45256B101             SCHEDULE 13D                    Page 3 of 8
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

           Ann (Fung-Hwa) Hsu

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                     (a) |_|
                                                                  (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)          SC

---------- ---------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               53,334 shares* (See Item 5)

                        ----- --------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              2,040,012 shares (See Item 5)
    OWNED BY EACH
      REPORTING         ----- --------------------------------------------------
        PERSON            9    SOLE DISPOSITIVE POWER
         WITH
                               53,334 shares* (See Item 5)

                        ----- --------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               2,040,012 shares (See Item 5)

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,093,346 shares** (See Item 5)

-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 |_|


-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.6%** (See Item 5)

-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (See Instructions)

         IN
-------- -----------------------------------------------------------------------
          *Includes options to purchase 53,334 shares of common stock which may be exercised within 60 days.
         **Includes options to purchase 53,334 shares of common stock which may be exercised within 60 days. Does not include 1,254,320 shares of common stock held in the Hsu Children Irrevocable Trust, as to which shares Ann Hsu does not have voting or dispositive power.

         This Amendment No. One to Schedule 13D ("Amendment No. One") amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission on December 27, 1999 (the "Original Schedule 13D") and constitutes Amendment No. One to the Original Schedule 13D. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

1.       SECURITY AND ISSUER.

         No amendments or supplements.

2.       IDENTITY AND BACKGROUND.

         The following information amends and supplements Item 2 of the Original
Schedule 13D:

         This Amendment One is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 to this Amendment No. One) by and between Hsu and his spouse, Ann (Fung-Hwa) Hsu ("Ann") (individually, a "Reporting Person" and, collectively, the "Reporting Persons").

         The information required by this Item for each of the Reporting Persons is set forth in Appendix 1 hereto.

         During the last five years prior to the date of this filing, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following information amends and restates Item 3 of the Original
Schedule 13D in its entirety:

         Global and Impax entered into an Agreement and Plan of Merger, dated as of July 26, 1999 ("Merger Agreement"), pursuant to which Impax would merge into Global, with Global being the surviving corporation. The merger of Impax into Global was consummated on December 14, 1999.

         The Issuer's corporate existence was not affected by the Merger, but its certificate of incorporation was amended to increase the number of shares of Common Stock Issuer is authorized to issue and to change the name of the combined company to Impax Laboratories, Inc.

         Effective with the Merger, the following shares and all rights with respect to those shares were converted into capital stock of the Issuer as described below:

         (a) Each outstanding share of Impax common stock, Series A preferred stock and Series B preferred stock was converted into 3.3358 shares of Issuer Common Stock;

         (b) Each outstanding share of Impax Series C preferred stock was converted into 5.849 shares of the Issuer's Common Stock;

         (c) Every 20 outstanding shares of Global Series D preferred stock was converted into one share of the Issuer's Series 1-B preferred stock;

         (d) Each outstanding share of Global Series C preferred stock was converted into 50 shares of the Issuer's Common Stock; and

         (e) Each outstanding share of Global Series D preferred stock was converted into one share of Issuer's Series 1-A preferred stock.

         Hsu was the record and beneficial owner of 381,818 shares of common stock of Impax, 200,000 shares of Series A preferred stock of Impax, a warrant to purchase 200,000 shares of common stock of Impax and an option to purchase 100,000 shares of common stock of Impax.

         Consequently, as a result of the Merger, Hsu was the record and beneficial owner of 1,940,828 shares of Common Stock of the Issuer, options to purchase 333,580 shares of Common Stock of the Issuer and warrants to purchase 667,160 shares of Common Stock of the Issuer.

         On December 22, 2000, Hsu was granted options to purchase 50,000 shares of Common Stock of the Issuer, on March 8, 2002, Hsu was granted options to purchase 100,000 shares of Common Stock of the Issuer and on March 10, 2003, Hsu was granted options to purchase 75,000 shares of Common Stock of the Issuer. Of these options (including the options to purchase 333,580 shares of Common Stock of the Issuer described in the paragraph above), options to purchase 432,330 shares of Common Stock of the Issuer may be exercised within 60 days.

         On November 26, 2003, Hsu exercised his warrants and purchased 667,160 shares of Common Stock of the Issuer at an exercise price of $0.75 per share.

         Hsu has also acquired approximately 42,024 shares of the Common Stock of the Issuer since the date of the Original Schedule 13D through various transactions including acquisitions under the Issuer's Employee Stock Purchase Plan.

         On December 19, 2003, Hsu re-registered his shares of Common Stock of the Issuer in joint name with Ann.

         On June 7, 2004, Hsu and Ann sold (a) 50,000 shares of the Common Stock of the Issuer at a price of $21.8463 per share and (b) 550,000 shares of the Common Stock of the Issuer at a price of $21.0767 per share. As a result of these transactions, Hsu and Ann ceased to be the beneficial owner of more than five percent of the Common Stock of Issuer.

4.       PURPOSE OF TRANSACTION.

         The following information amends and restates Item 4 of the Original
Schedule 13D in its entirety:

         The shares of Common Stock of Issuer deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. Hsu and Ann may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors. Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Appendix 1, has any plans or proposals which relate to or would result in:

         (a) any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to any of those enumerated above.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change, to the extent required by law.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         The following information amends and supplements Item 5 of the Original
Schedule 13D:

         (a) Hsu owns 2,482,342 shares of Common Stock of Issuer, including (a) 2,040,012 shares of Common Stock of the Issuer which he holds in joint name with Ann, (b) options to purchase 432,330 shares of common stock which may be exercised within 60 days and (c) 10,000 shares held in his 401(k) Plan. Accordingly, Hsu may be deemed to beneficially own 4.3% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 58,028,543 shares of Common Stock reported outstanding by the Issuer as of April 30, 2004. The percentage is calculated by dividing 2,482,342 shares beneficially owned by 58,460,873 (which is the sum of 58,028,543 and 432,330).

         Ann owns 2,093,346 shares of Common Stock of the Issuer, including (a) 2,040,012 shares of Common Stock of the Issuer which he holds in joint name with Hsu and (b) options to purchase 53,334 shares of common stock which may be exercised within 60 days. Accordingly, Ann may be deemed to beneficially own 3.6% of the outstanding shares of Common Stock of Issuer, which percentage is calculated based upon 58,028,543 shares of Common Stock reported outstanding by the Issuer as of April 30, 2004. The percentage is calculated by dividing 2,093,346 shares beneficially owned by 58,081,877 (which is the sum of 58,028,543 and 53,334).

         (b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, incorporated herein by reference. The information required by Item 2 of this Schedule for each person with whom the power to vote or direct a vote or to dispose or direct the disposition is shared is set forth in Appendix 1 hereto.

         (c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e) Hsu and Ann ceased to be the beneficial owner of more than five percent of the Common Stock of Issuer on June 7, 2004.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No amendments or supplements.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         The following information amends and supplements Item 7 of the Original
Schedule 13D:

         Exhibit 1 - Joint Filing Agreement

         Appendix 1 - Information required by Item 2 for each of the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment One to Schedule 13D is true, complete and correct.

Date: June 15, 2004
                                           /s/ Larry (Chung-Chiang) Hsu, Ph.D.
                                           -------------------------------------
                                               Larry (Chung-Chiang) Hsu, Ph.D.


                                          /s/ Ann (Fung-Hwa) Hsu
                                          --------------------------------------
                                              Ann (Fung-Hwa) Hsu